SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                          Sun-Times Media Group, Inc.
                     (formerly Hollinger International Inc.)
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                                (Name of Issuer)


                  Class A Common Stock par value $.01 per share
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 4, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  86688Q100
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,241,820

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,921,610

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,921,610

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.94%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 86688Q100
          ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is Sun-Times Media Group Inc. (formerly Hollinger International Inc.) (the "Issuer"). The address of the Issuer's offices is 350 North Orleans Street, 10-S, Chicago, Illinois. This schedule 13D relates to the Issuer's Class A Common Stock par value $.01 per share (the "Shares").

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Item 2.  Identity and Background.

     (a)-(c), (f) Amendment No. 2 to this Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal" or the "Reporting Person"). This Amendment No. 2 to Schedule 13D is being filed to report transactions in the Issuer's Shares and to report that the Reporting Person beneficially owns less than 5% of the Issuer's Shares. The principal business address of the Reporting Person is One Fawcett Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including a private investment partnership, of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power. As of the date hereof, the Reporting Person may be deemed to beneficially own 1,921,610 Shares.

     Also included in Shares that may be deemed to be beneficially owned by Cardinal are 1,000 Shares held in a Keogh account controlled by Mr. Kirkpatrick, 2,000 Shares held by Mr. Kirkpatrick's wife, 3,300 Shares held in an IRA account controlled by Mr. Kirkpatrick and 600 Shares held in two IRA accounts controlled by Mr. Spelman. As discussed above, Mr. Kirkpatrick is a Managing Director and Member of Cardinal and Mr. Spelman is the Chief Compliance Officer. For the purpose of this filing, Shares controlled by Mr. Kirkpatrick and Mr. Spelman are deemed to be held by Cardinal Clients.

The funds for the purchase of the Shares came from the Cardinal Clients. The total cost for the Shares held by Cardinal Clients is $16,158,328.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares were acquired for, and are being held by Cardinal Clients for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business and investment management activities, as the case may be. In an effort to protect the investment of the Cardinal Clients and as well as to maximize shareholder value, the Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Investment management clients of Cardinal have been shareholders of the Issuer since 1997. Since that time, the Reporting Person became aware of certain matters relating to excessive executive compensation, one-sided agreements between the Issuer and its affiliates and the direct and indirect payments from the Issuer to its executives. In light of these discoveries, the Reporting Person has taken various actions in an attempt to recover assets of the Issuer that it believed were wrongfully diverted from the Issuer's public shareholders. Such actions have included: (i) written and oral communications with the members of the Board of Directors of the Issuer, (ii) the filing of demands under
Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Issuer and (iii) the initiation of derivative litigation on behalf of the Issuer alleging, among other things, a breach of fiduciary duty on the part of certain Directors of the Issuer. The litigation resulted in a settlement agreement, pursuant to which $50,000,000 was paid to the Issuer, on behalf of certain Directors of the Issuer.

     Since the actions taken by Cardinal, there have been many changes to the personnel of the Issuer and Hollinger Inc., its parent company. The Reporting Person has continued to work with the new management of Hollinger Inc. and the Issuer to recoup the assets that it believes were wrongfully diverted from the Issuer's public shareholders. The Reporting Person participated in discussions regarding the election of directors that occurred at the Issuer's 2006 annual meeting. In this regard, letters were sent on behalf of Cardinal to Hollinger Inc.'s counsel on January 4, 2006 and January 18, 2006. In addition, on January 10, 2006, a letter was sent on behalf of Cardinal to the SEC (the "SEC Letter") providing information about Cardinal's discussions with Hollinger Inc. regarding the Issuer's 2006 shareholder meeting and the election of Directors at such meeting.

These matters may cause or result in Cardinal having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described below:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Cardinal Capital Management, LLC may be deemed to be the beneficial owner of 1,921,610 Shares constituting 2.94% of the Shares of the Issuer. The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein.

All transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to May 4, 2007 are listed on Exhibit A.

The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on May 11, 2007.

The 1,921,610 Shares were acquired for investment purposes. The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to May 4, 2007 are listed on Exhibit A.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 May 11, 2007
                                     ----------------------------------------
                                                (Date)




                                      CARDINAL CAPITAL MANAGEMENT, LLC

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                    Exhibit A



             Schedule of Transactions in Shares in the last 60 days


Buy/Sell            Trade Date            Quantity           Price Per Share
--------            ----------            --------           ---------------

Sell                3/19/2007                   500          $5.0679
Sell                3/21/2007                34,100          $4.9259
Buy                 3/27/2007                35,500          $4.9400
Sell                3/27/2007                35,500          $4.9199
Buy                 3/28/2007                24,800          $4.9300
Buy                 3/30/2007                15,800          $4.9123
Buy                  4/2/2007                17,200          $4.9146
Buy                  4/3/2007                43,700          $5.3123
Sell                 4/3/2007                22,100          $5.3199
Buy                  4/5/2007                   500          $5.2700
Buy                  4/9/2007                 4,400          $5.2486
Buy                 4/10/2007                 1,800          $5.2922
Sell                4/13/2007                   260          $4.9769
Buy                 4/17/2007                 1,200          $5.0300
Sell                4/19/2007                   730          $4.9794
Sell                4/25/2007                13,400          $4.9948
Sell                 5/1/2007               428,400          $6.2025
Buy                  5/2/2007                44,700          $6.2544
Sell                 5/2/2007                44,700          $6.2249
Sell                 5/3/2007                 3,380          $6.1556
Sell                 5/4/2007               346,800          $6.0948
Sell                 5/7/2007                 5,900          $6.1347
Sell                 5/8/2007               216,000          $6.0340
Sell                 5/9/2007                44,400          $6.0044
Sell                5/11/2007             1,480,700          $5.8571